September 23, 2011

The Secretary
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attn:       Christian Windsor. Esq.
Michael Johnson, Esq.

Re:	SEC Comment Letter of September 16, 2011
re: City National Bancshares Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed May 27, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed September 2, 2011
File No. 000-11535

Dear Messrs. Windsor and Thomas:

On behalf of City National Bancshares Corporation (the "Corporation"), this letter is to confirm the telephone exchange on September 23, 2011 between Mr. Michael Johnson and me regarding an extension of the date to respond to the September 16, 2011 Comment Letter from the SEC.  The Corporation will respond to the September 16, 2011 Comment Letter on or before Friday October 21, 2011.  The Corporation requires this additional time to respond due to the technical nature of the comments received and its need to coordinate its response with its independent registered public accounting firm.

Please contact me at (973)-491-3367 or Brian Petrequin, Esq. at 973-491-3326 if you have any questions.

Sincerely,

/s/ Stanley Brener

LeclairRyan

E-mail: Stanley.brener@leclairryan.com	One Riverfront Plaza, 1037 Raymond Boulevard, Sixteenth Floor
Direct Phone: 973.491.3367	Newark, New Jersey 07102
Direct Fax: 973.491.3447	Phone: 973.491.3600 \ Fax: 973.491.3555
6817472-1.DOC
CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.

Paul D. Drobbin \ Attorney in charge, Newark office \ LeClairRyan is a Virginia professional corporation